EXHIBIT 99.3

THE LINKSYS GROUP, INC.

NOTICE OF GRANT OF STOCK OPTION

Notice is hereby given of the following option grant (the “Option”) to purchase shares of the Common Stock of the Corporation:

Optionee:

Grant Date:

Vesting Commencement Date:

Exercise Price: $ per share

Number of Option Shares: shares of Common Stock

Expiration Date:

Type of Option: Incentive Option

Non-Statutory Option

Date Exercisable: Exercisable only for Vested Shares.

Vesting Schedule: The Option Shares shall initially be Unvested Shares. Twenty-five percent of the Option Shares shall become Vested Shares upon Optionee’s completion of one year of Service measured from the Vesting Commencement Date. The balance of the Option Shares shall become Vested Shares in a series of six successive equal semi-annual installments upon Optionee’s completion of each additional six months of Service over the three year period measured from the first anniversary of the Vesting Commencement Date. In no event shall any additional Option Shares vest after Optionee’s Service ceases.

Optionee understands and agrees that the Option is granted subject to and in accordance with the terms of The Linksys Group, Inc. 2002 Stock Option/Stock Issuance Plan (the “Plan”). Optionee further agrees to be bound by the terms of the Plan and the terms of the Option as set forth in the Stock Option Agreement attached hereto as Exhibit A.

Optionee understands that any Option Shares purchased under the Option will be subject to the terms set forth in the Stock Purchase Agreement attached hereto as Exhibit B. Optionee hereby acknowledges receipt of a copy of the Plan in the form attached hereto as Exhibit C and a copy of the Questions and Answers About Option Grants attached hereto as Exhibit D.

Repurchase Rights. Optionee hereby agrees that the Option Shares acquired upon the exercise of the Option will be subject to certain repurchase rights and rights of first refusal exercisable by the Corporation and its assigns. The terms of such rights are specified in the attached Stock Purchase Agreement.

Prior Agreements. This Notice and the Stock Option Agreement, and the Stock Purchase Agreement when executed will, constitute the entire agreement and understanding of the Corporation and Optionee with respect to the terms of the Option and supersede all prior and contemporaneous written or verbal agreements and understandings between Optionee and the Corporation relating to such subject matter. Any and all prior agreements, understandings or representations relating to the Option are terminated and cancelled in their entirety and are of no further force or effect.

At Will Employment. Nothing in this Notice or in the attached Stock Option Agreement, Stock Purchase Agreement or Plan shall confer upon Optionee any right to continue in Service for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Corporation (or any Parent or Subsidiary employing or retaining Optionee) or of Optionee, which rights are hereby expressly reserved by each, to terminate Optionee’s Service at any time for any reason, with or without cause.

Definitions. All capitalized terms in this Notice shall have the meaning assigned to them in this Notice or in the attached Stock Option Agreement.

Dated:                                 ,

THE LINKSYS GROUP, INC.

By:

Name:

Title:

OPTIONEE

Signature:

Printed Name:

Address: